ASSET SOLUTIONS INC

5 Garbary – Gdansk Poland 80327

Tel. (702)793-2497

Email: assetsolutions360@gmail.com

April 8, 2016

Ms. Pamela Long

Mr. Frank Pigott

United States Securities and Exchange Commission

Washington D.C.20549-4631

Re:	Asset Solutions Inc
Amendment No. 3 to Registration Statement on Form S-1 Filed March 29, 2016 File No. 333-207383

Dear Ms. Pamela Long and Mr. Frank Pigott,

This letter shall serve as the request of Asset Solutions Inc., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced Registration Statement to Tuesday, April 12, 2016, 4:30PM EST, or the soonest practicable date thereafter.

The company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Olaf Robak

Olaf Robak

President & Director